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                                                                   Exhibit 23.2

                              CONSENT OF KPMG LLP

The Board of Directors
Sonic Solutions:


We consent to incorporation by reference in this Amendment No. 3 of the registration statement on Form S-3 of Sonic Solutions of our report dated May 3, 2001, except as to note 6, which is as of June 18, 2001, relating to the balance sheets of Sonic Solutions as of March 31, 2001, and 2000, and the related statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2001, and the related financial statement schedule, which report appears in the March 31, 2001 annual report on Form 10-K and any amendments thereto of Sonic Solutions, and to the reference to our firm under the heading "Experts" in the registration statement.


/s/ KPMG LLP


San Francisco, California
August 31, 2001